Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 27, 2019, relating to the consolidated financial statements and financial statement schedule of Omnicell, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company’s change in accounting principles due to the adoption of ASC Topic 606, Revenue from Contracts with Customers) and the effectiveness of the Company's internal control over financial reporting, appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018.

/s/ Deloitte & Touche LLP
San Jose, California
May 22, 2019